December 5, 2024

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In the Matter of

AERWINS Technologies Inc.	**ORDER DECLARING REGISTRATION**
The Walnut Building	**STATEMENT ABANDONED UNDER THE**
691 Mill St, Suite 204	**SECURITIES ACT OF 1933, AS AMENDED**
Los Angeles, CA 90021	

File No: 333-276666

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AERWINS Technologies Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

AERWINS Technologies Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on December 5, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief